UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 35572 / May 6, 2025

In the Matter of:

BlackRock Credit Strategies Fund
CREDX Subsidiary, LLC
BlackRock Direct Lending Corp.
BlackRock Private Credit Fund
BDEBT Subsidiary LLC
BlackRock Private Credit Fund Leverage I, LLC
BlackRock Private Investments Fund
BPIF Subsidiary, LLC
Cayman Private Investments Fund, Ltd.
BlackRock Capital Investment Advisors, LLC

50 Hudson Yards
New York, New York 10001

BlackRock TCP Capital Corp.
Special Value Continuation Partners LLC
TCPC Funding I, LLC
TCPC Funding II, LLC
TCPC SBIC, LP
TCPC SBIC GP, LLC
BCIC Merger Sub, LLC
Tennenbaum Capital Partners, LLC
SVOF/MM, LLC
and certain of their affiliated entities as described in Appendix A to the application

2951 28th Street, Suite 1000
Santa Monica, California 90405

812-15712

ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF
1940 AND RULE 17d-1 UNDER THE ACT

BlackRock Credit Strategies Fund, et al. filed an application on March 4, 2025, and amendments
to the application on March 20, 2025, April 3, 2025, and April 8, 2025, requesting an order under
sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1
under the Act that would permit certain joint transactions otherwise prohibited by sections 17(d)

and 57(a)(4) of the Act and rule 17d-1 under the Act. The order would permit certain registered closed-end management investment companies and business development companies (collectively, the "Regulated Funds") to co-invest in portfolio companies with each other and with certain affiliated investment entities.

On April 8, 2025, a notice of the filing of the application was issued (Investment Company Act Release No. 35525). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that participation by the Regulated Funds in the proposed transactions is consistent with the provisions, policies and purposes of the Act and is on a basis no less advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by BlackRock Credit Strategies Fund, et al. (File No. 812-15712) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

J. Matthew DeLesDernier,

Deputy Secretary.